UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52117

iTech Medical, Inc.
 (Exact name of registrant as specified in its charter)

17011 Beach Boulevard, Suite 900
Huntington Beach, California 92647
(714) 841-2670
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.0001 par value
(Title of each class of securities covered by this form)

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  250

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, iTech Medical, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 12, 2010	By:	/s/ Warren G. Baker
	Name:	Warren G. Baker
	Title:	Chief Executive Officer